SILGAN HOLDINGS INC.

                                                         4 Landmark Square
                                                         Suite 400
                                                         Stamford, CT  06901

                                                         Telephone:(203)975-7110
                                                         Fax:(203)975-4598






VIA EDGAR AND OVERNIGHT MAIL
----------------------------

August 29, 2008

Terence O'Brien
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549-7010

         RE:      Silgan Holdings Inc.
                  Form 10-K for the Fiscal Year Ended December 31, 2007 Filed February 29, 2008
                  Definitive Proxy Statement on Schedule 14A
                  Filed on April 25, 2008
                  File No. 0-22117

Dear Mr. O'Brien:

We are responding to your letter, dated July 29, 2008, to Anthony J. Allott, Chief Executive Officer of Silgan Holdings Inc. (the "Company"), regarding the Company's above-referenced Form 10-K and Definitive Proxy Statement on Schedule 14A. For ease of reference, we have repeated the comments contained in your letter preceding our responses.

Form 10-K for the Fiscal Year Ended December 31, 2007
-----------------------------------------------------

Business, page 1
----------------

1. We note that you utilize proprietary technology in manufacturing a number of your products, including the proprietary tool and die design in manufacturing of can bodies and ends from thin, high-strength aluminum alloys and steel and your proprietary plastic tube manufacturing process. We further note that you own a number of trademarks, such as Quick Top(R). In your future filings, please include in the Business section a discussion in accordance with Item 101(c)(1)(iv) of Regulation S-K.

Response:
--------

     In future filings, we will include a discussion of the importance to the Company of intellectual property rights substantially as follows:

     We rely on a combination of patents, trade secrets, unpatented know-how, technological innovation, trademarks and other intellectual property rights, nondisclosure agreements and other protective measures to protect our intellectual property. We do not believe that any individual item of our intellectual property portfolio is material to our business. We employ various methods, including confidentiality agreements and nondisclosure agreements, with third parties, employees and consultants to protect our trade secrets and know-how. However, others could obtain knowledge of our trade secrets and know-how through independent development or other means.

Sales and Marketing, page 11
----------------------------

Plastic Container Business, page 12
-----------------------------------

2. In future filings please identify the e-commerce channels utilized in the marketing and sale of your plastic container products.

Response:
--------

     In future filings, we will provide additional disclosure specifying that our plastic container business markets and sells certain stock plastic containers for personal care and healthcare products through an on-line shopping catalog. We note that our sales through such e-commerce channel have not been material.

Definitive Proxy Statement on Schedule 14A filed on April 25, 2008
------------------------------------------------------------------

Executive Compensation, page 17
-------------------------------

Annual Cash Bonuses under Incentive Programs, page 18
-----------------------------------------------------

3. The disclosure related to payment of annual cash bonuses pursuant to the various incentive programs is dense and difficult to understand. In future filings please revise your disclosure in accordance with Rule 14a-5(a) of the Exchange Act of 1934 to include, among others, a tabular presentation of the annual cash bonus that each named executive officer is eligible to receive, indicating the applicable incentive program under which the bonus payment is made, the amount of bonus expressed as a percentage of a named executive officer's salary, the performance goal target, including any applicable threshold and maximum target amounts.

Response:
--------

     In future filings, the Company will revise its disclosure related to the payment of annual cash bonuses pursuant to your request. The revised disclosure will include a table for the most recently completed fiscal year with respect to the named executive officers in substantially the form presented below:



         --------------- ----------------- -------------- ------------ ------------- ---------------- ---------------
              Name         Name of Plan        Bonus         Target       Maximum      Actual Award     Actual Award
                            or Program      Range as a       Bonus         Award                          as a % of
                                            % of Salary      Award                                         Salary
         --------------- ----------------- -------------- ------------ ------------- ---------------- ---------------

         --------------- ----------------- -------------- ------------ ------------- ---------------- ---------------

         --------------- ----------------- -------------- ------------ ------------- ---------------- ---------------

         --------------- ----------------- -------------- ------------ ------------- ---------------- ---------------

         --------------- ----------------- -------------- ------------ ------------- ---------------- ---------------

         --------------- ----------------- -------------- ------------ ------------- ---------------- ---------------


4. We note that the 2006 EBITDA and the budgeted EBIT for year 2007 are material for purposes of determining the amount of bonus paid to a named executive officer. In future filings please quantify the applicable corporate performance target goals.

Response:
--------

     As requested, in future filings, the Company will quantify the applicable historical financial performance target goals to the extent that they were material to the Company's executive compensation policies or decisions with respect to its named executive officers.

5. We note your discussion in the last paragraph of page 19 and in the first paragraph of page 20. You disclose that the amount of bonus paid to the managers of the business segments is also based on whether the non-financial goals are met. In future filings please disclose how the compensation committee measures performance to determine whether the non-financial goals are met, and if specific performance targets are established, please disclose them to the extent material in determining the bonus amounts.

Response:
--------

     We disclosed in the second full paragraph on page 19 of the Proxy Statement that "Messrs. Allott, Lewis and Greenlee assist the Compensation Committee in establishing the annual bonus programs for the other executive officers of the Company, including setting financial and non-financial goals under such programs and determining whether goals were met under such programs." In future filings, we will supplement the disclosure you cite to indicate that the Company's Compensation Committee relies upon the subjective evaluations of Messrs. Allott, Lewis and Greenlee, as well as their own observations of each business segment obtained from the reports given by the management of such business segments at the regular quarterly meetings of the Company's Board of Directors, in determining whether each business segment has met its non-financial goals. If specific non-financial goal performance targets are established for a named executive officer such that a quantitative determination may be made with respect to whether such goals were achieved, then we will disclose them to the extent material. We note that no such specific performance target was material to the executive compensation policies and decisions with respect to the named executive officers for 2007.

6. In the last paragraph of your discussion you disclose that the compensation committee may double the amount of bonus if the company's business segments "far exceed" the applicable financial and non-financial goals. In future filings please provide examples of performance, which the compensation committee has determined in the past, or could consider in the future, to "far exceed" the company's financial and non-financial goals.

Response:
--------

     As disclosed in the paragraph you cite, bonuses for the officers of the Company (other than Messrs. Allott, Lewis and Greenlee, and for 2007,
     Messrs. Beam and Gervais) under the incentive program "are calculated on the basis of a weighted average of the levels of bonuses paid under the incentive programs of the Company's business segments, using each business segment's percentage of the overall EBIT of the Company's business segments as the basis for weighting." Although as further disclosed therein, "[s]uch officers are eligible for an annual target bonus ranging from 30% to 40% of their annual salary, and they can receive up to two times their target bonus amount if the Company's business segments far exceed their applicable financial and non-financial goals," the bonus payouts for such officers are determined by means of a pure mathematical calculation based on the weighted average of the bonuses paid under the incentive programs of the Company's business segments once the bonus payouts under the incentive programs of the Company's business segments are determined. In future filings, we will clarify the disclosure for the foregoing.

     With respect to our business segments, we disclose in the first full paragraph on page 20 of the Proxy Statement that the target bonus ranges for the managers of our business segments range from 20% to 40% of their annual salary if applicable goals were met, and that "such managers can receive up to two times their target bonus amount if financial and non-financial goals of the applicable business segment are far exceeded". In future filings, we will supplement our disclosure regarding our business segments' incentive programs to include the range between our three business segments of the percentage of the historical financial performance target goals that would need to have been attained in order for the bonus payouts under the business segments' incentive programs related to the financial goals to have been made at two times the applicable annual target bonus.

     With respect to the bonus payouts under the business segments' incentive programs related to the non-financial goals, we respectfully submit that we have disclosed in the first full paragraph on page 20 of the Proxy Statement the Compensation Committee's view on such bonus payouts which is set forth below:

          "the Compensation Committee is of the view that non-financial goals, by their nature, are extremely hard to attain at a level warranting two times payment of the amount of the target bonus applicable to such non-financial goals, and therefore realistically managers can expect to receive between 50 percent and 150 percent of the amount of their target bonus applicable to such non-financial goals."

     As the above language indicates, it is highly unlikely that the bonus payout under the business segments' incentive programs related to any non-financial goal will be at 200 percent of the amount of the target bonus applicable to such non-financial goal. However, in the future, to the extent material, if the Compensation Committee awards 200 percent of the amount of the target bonus applicable to any non-financial goal, we will disclose such fact as an example.

Summary Compensation Table, page 25
-----------------------------------

7. In accordance with Instruction 2 of Item 402(c)(2)(vii) of Regulation S-K, in future filings please expand your disclosure in Footnote (3) to identify the applicable incentive program under which the bonus was earned/paid, and how the bonus amount for each named executive officer was calculated.

Response:
--------

     In future filings, the Company will include in the footnote to the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table (i) disclosure of the applicable bonus program(s) under which each named executive officer earned/was paid the bonus and (ii) a cross-reference to the explanation of how the bonuses are calculated as set forth in the Compensation Discussion and Analysis section.

                                     * * * *

As requested, the Company acknowledges that:

o the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have questions regarding any of the items addressed in this letter, please feel free to contact me directly at 203-406-3162.

                                                  SILGAN HOLDINGS INC.


                                                  /s/ Frank W. Hogan, III
                                                  ------------------------------
                                                  Frank W. Hogan, III
                                                  Senior Vice President, General
                                                  Counsel and Secretary